NEWS RELEASE

Bonanza
TSX Venture Exchange
Trading Symbol: BZA

AMERICAN BONANZA ACQUIRES HIGH GRADE SILVER
PROPERTY IN NEVADA & GOLDCORP EXERCISES WARRANTS

February 2, 2004 - AMERICAN BONANZA GOLD MINING CORP. (“Bonanza”) is pleased to report that it has acquired a prospective exploration property in the historic Belmont Mining District of Nevada. The property is in Nye County, about 40 miles north of Tonopah and 14 miles east of the 10 million ounce Round Mountain Gold Mine, in the Walker Lane Mineral Belt. Bonanza has acquired and currently controls 500 acres (200 hectares) through the staking of 23 contiguous mineral lode mining claims.

Silver was discovered at Belmont in 1865 and was mined continuously to 1891, with intermittent production from 1920 to 1951. During this period, the Belmont Mining District produced approximately 15 million ounces of silver at bonanza grades, estimated to have averaged 60 ounces of silver per ton, with some stopes having ore values in excess of 250 ounces of silver per ton. Silver and by product gold and copper were mined from steeply dipping veins hosted in shales and limestones. The Belmont property is located immediately south of the main workings and covers the strike extension of the veins, where the veins are overlain by young gravels. The potential for vein type targets and bulk tonnage targets will be investigated.

Bonanza personnel believe that faulting has displaced the southern portion of the Belmont District and further mineralization may be discovered below the gravels. Exploration efforts in 2004 will focus on encountering the extension of the Belmont veins under these recent sediments. An exploration program leading up to exploratory drilling is underway and includes mapping, data compilation and target definition.

Mr. Brian Kirwin, President and CEO stated: “The Belmont project adds further exploration potential to Bonanza - the potential for discovery of high grade silver. The Belmont property is a straightforward target concept that can be readily tested in the near term. Claim staking is a very cost effective acquisition method and at Bonanza we are encouraged by the high quality targets we have been able to acquire through staking.”

Warrants Exercised

Bonanza is also pleased to report that it has received $3.9 million in share purchase warrant exercises since the closing of its previously announced equity financings in October 2003. Included in these share purchase warrant exercises was the recent exercise of 5,681,818 warrants at an exercise price of $0.28 per share by Goldcorp Inc. who as a result currently owns 9.75% of the Corporation.

Bonanza currently has no debt and approximately $15 million in cash. Bonanza’s current cash balance will allow it to advance the Copperstone project towards pre-feasibility and significantly increase Bonanza’s ability to define additional gold resource and reserve ounces. Additionally the Corporation will advance its portfolio of prospective exploration projects including its recently acquired Oatman and Belmont projects.

About American Bonanza

Bonanza is engaged in the acquisition, exploration and development of high-grade precious metals properties. Bonanza’s innovative metallogenic techniques represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. Bonanza’s metallogenic techniques have involved technical pioneering and will be the catalyst for future corporate growth.

Additional information about Bonanza can be obtained at the company’s website: www.americanbonanza.com which will be updated soon to reflect this new property.

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:
Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 688-7523